===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                               AMENDMENT NO. 1
                                    To

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

  TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                         1934 AND RULE 13e-3 THEREUNDER

                                --------------

                                  BUY.COM INC.
                              (Name of the Issuer)

                                --------------

                                  BUY.COM INC.
                                 Scott A. Blum

                               The Scott A. Blum
                               Separate Property
                            Trust u/d/t 8/2/95

                              SB Acquisition, Inc.
                              SB Merger Sub, Inc.
                     (Name of the persons filing statement)

    Common Stock, Par Value $0.0001 Per Share                124269101
    -----------------------------------------                ---------
         (Title of Class of Securities)        (CUSIP Number of Class of Securities)

                                --------------


           ROBERT R. PRICE                          SCOTT A. BLUM
    President and Chief Financial                     President
               Officer                          SB Acquisition, Inc.
            BUY.COM INC.                         SB Merger Sub, Inc.
          27 Brookline                                Trustee
    Aliso Viejo, California 92656                The Scott A. Blum
           (949) 389-2000                        Separate Property
                                                 Trust u/d/t 8/2/95
                                                    65 Enterprise
                                                Aliso Viejo, CA 92656
                                                   (949) 330-6000


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                --------------

                                   copies to:
       FREDERICK T. MUTO, ESQ.                    DAVID KRINSKY, ESQ.
        CARL R. SANCHEZ, ESQ.                    MICHAEL HAWKINS, ESQ.
         Cooley Godward LLP                      O'Melveny & Myers LLP
         4401 Eastgate Mall              610 Newport Center Drive, Suite 1700
         San Diego, CA 92121                    Newport Beach, CA 92660
           (858) 550-6000                           (949) 823-7902

   This statement is filed in connection with (check the appropriate box):

  a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934. [X]
  b. The filing of a registration statement under the Securities Act of 1933. [_]
  c. A tender offer. [_]
  d. None of the above. [_]

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

   Check the following box if the filing is a final amendment reporting the results of the transaction. [_]
===============================================================================

                       CALCULATION OF FILING FEE
             ==========================================
                                            Amount of
             Transaction Valuation*        Filing Fee**
             ------------------------------------------
                  $23,553,207                 $4,711
             ==========================================

  *  For purposes of calculating the filing fee only. Determined by adding
     (1) 136,956,515 shares of common stock of BUY.COM INC. (the "Company"),
     (2) stock options to purchase 1,135,312 shares of common stock which the Company expects to be fully vested and exercised prior to the completion of the merger, and (3) 456,449 shares of common stock subject to restricted stock awards that the Company expects to be fully vested and exercised prior to the completion of the merger and multiplying the total number of shares of common stock by $0.17 per share.

  ** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [X]

        Amount Previously Paid:    $4,711
        Form or Registration No.:  Schedule 14A
        Filing Party:              BUY.COM INC.
        Date Filed:                August 31, 2001

                                  INTRODUCTION

   This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by Scott A. Blum ("Mr. Blum"), The Scott A. Blum Separate Property Trust, (the "Trust") of which Mr. Blum is Trustee, SB Acquisition, Inc., a Delaware corporation ("Buyer") whose sole stockholder is Mr. Blum, SB Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Buyer ("Merger Sub"), and BUY.COM INC., a Delaware corporation (the "Company") and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger, dated as of August 10, 2001, Merger Sub will merge with and into the Company, and the Company will be the surviving corporation.


   Upon completion of the merger, each issued and outstanding share of the Company's common stock will be converted into the right to receive $0.17 in cash, without interest, except that: (1) treasury shares and shares of the Company's common stock held by Buyer and Merger Sub immediately prior to the effective time will be cancelled without any payment therefor; and (2) shares held by stockholders who properly exercise appraisal or dissenters' rights will be subject to appraisal in accordance with Delaware law or California law, if applicable. Upon completion of the merger, Buyer is expected to own all of the Company's post-merger common stock.

   Concurrently with the filing of this Transaction Statement, the Company is filing a preliminary proxy statement on Schedule 14A (the "proxy statement") pursuant to which the stockholders of the Company will be asked to vote on the merger. A copy of the proxy statement is attached to this Transaction Statement as Exhibit (a)(1). The information set forth in the proxy statement, including all exhibits and appendices thereto, is hereby expressly incorporated by reference in this Transaction Statement. The information required to be disclosed in this Transaction Statement, including the applicable sections of Regulation M-A under the Exchange Act, is disclosed in the proxy statement and the exhibits and appendices thereto. The proxy statement is in preliminary form and is subject to completion and amendment.

   All information contained in this Transaction Statement concerning the Company and its subsidiaries has been supplied by the Company, and all information concerning Buyer, Merger Sub, the Trust and Mr. Blum and his affiliates has been supplied by Buyer, Merger Sub and Mr. Blum and their representatives and agents.


   Item 16. Exhibits.

     Item 1016 of Regulation M-A.


   Exhibit
   Number                               Description
   -------                              -----------
   (a)(1)  Preliminary proxy statement on Schedule 14A filed with the
           Securities and Exchange Commission on October 11, 2001 (incorporated herein by reference to the proxy statement).

   (a)(2)  Form of letter from the Company to the Stockholders of the Company
           (incorporated by reference to the proxy statement).

   (a)(3) Form of proxy card (incorporated by reference to the proxy statement).

   (a)(4) Press release issued by the Company on August 10, 2001 (incorporated herein by reference to the Company's filing under cover of Schedule
           14A on August 13, 2001).

   (a)(5) Press release issued by the Company on August 14, 2001 (incorporated herein by reference to the Company's filing under cover of Schedule
           14A on August 15, 2001).

   (a)(6) Press release issued by the Company on August 17, 2001 (incorporated herein by reference to the Company's filing under cover of Schedule
           14A on August 17, 2001).

   (a)(7) Press release issued by the Company on August 23, 2001 (incorporated herein by reference to the Company's filing under cover of Schedule
           14A on August 24, 2001).

   (c)(1) Consent of U.S. Bancorp Piper Jaffray Inc. dated August 31, 2001 to the use of its opinion dated August 10, 2001 and the filing of the materials presented by it to the special committee of the Company's board of directors and to the Company's board of directors on June
           1, 2001, June 4, 2001 and August 10, 2001 with this Transaction
           Statement.*

   Exhibit
   Number                               Description
   -------                              -----------

   (c)(2)  Opinion of U.S. Bancorp Piper Jaffray, dated August 10, 2001
           (incorporated herein by reference to Appendix B of the proxy statement).

   (c)(3) First Fairness Opinion Presentation of U.S. Bancorp Piper Jaffray to the Special Committee of the Company's board of directors, presented on August 10, 2001.*

   (c)(4) Second Fairness Opinion Presentation of U.S. Bancorp Piper Jaffray to the Special Committee of the Company's board of directors, presented on August 10, 2001.*

   (c)(5) Presentation by Merrill Lynch & Co., Inc. to the Company's board of directors, dated December 4, 2000.*

   (c)(6) Presentation by Merrill Lynch & Co., Inc. to the Company's board of directors, dated March 14, 2001.*

   (c)(7) Presentation by Merrill Lynch & Co., Inc. to the Company's board of directors, dated March 26, 2001 (certain text omitted and filed separately; confidential treatment requested under 17 C.F.R.
           (S)(S) 200.80(b)(4), 200.83 and 240.24b-2).*

   (c)(8)  Presentation by U.S. Bancorp Piper Jaffray Inc. to the Special
           Committee of the Company's board of directors, dated June 1, 2001
           (certain text omitted and filed separately; confidential treatment requested under 17 C.F.R. (S)(S) 200.80(b)(4), 200.83 and 240.24b-
           2).*

   (c)(9)  Presentation by U.S. Bancorp Piper Jaffray Inc. to the Special
           Committee of the Company's board of directors, dated June 4, 2001
           (certain text omitted and filed separately; confidential treatment requested under 17 C.F.R. (S)(S) 200.80(b)(4), 200.83 and 240.24b-
           2).*

   (d)(1)  Agreement and Plan of Merger, dated August 10, 2001, among SB
           Acquisition, Inc., SB Merger Sub, Inc., Scott A. Blum and the
           Company (incorporated herein by reference to Appendix A of the proxy statement).

   (d)(2)  Voting Agreement, dated August 10, 2001, between the Company and
           Soft Bank America, Inc. and its affiliates (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-
           K, filed August 29, 2001).

   (d)(3)  Escrow Agreement dated August 10, 2001 by and among SB Acquition,
           Inc., the Company and First American Trust.*

   (d)(4) Bridge Financing Credit Agreement, dated August 10, 2001, by and between the Company and the Scott A. Blum Separate Property Trust u/d/t 8/2/95 (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed August 29, 2001).

   (d)(5)  Security Agreement, dated August 10, 2001, by and between the
           Company and the Scott A. Blum Separate Property Trust u/d/t 8/3/95
           (incorporated herein by reference to Exhibit 10.3 of the Company's
           Current Report on Form 8-K, filed August 29, 2001).

   (d)(6)  Reimbursement Agreement dated as of August 30, 2001 between the
           Company and Scott A. Blum.*

   (d)(7) Security Agreement dated as of August 30, 2001, by and between the Company and Scott A. Blum.*

   (f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

   (f)(2) Chapter 13 of the California General Corporation Law (incorporated herein by reference to Appendix D of the proxy statement).

   (g)     None

--------

  *  previously filed

                                   SIGNATURE

   After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

   Dated: October 10, 2001


                                          BUY.COM Inc.

                                                    /s/ Keven F. Baxter
                                          By___________________________________
                                            Name: Keven F. Baxter
                                            Title: Senior Vice President,
                                            Corporate Development


                                          SB Acquisition, Inc.

                                                     /s/ Scott A. Blum
                                          By___________________________________
                                            Name: Scott A. Blum
                                            Title: President, Chief Financial
                                            Officer and Secretary


                                          SB Merger Sub, Inc.

                                                     /s/ Scott A. Blum
                                          By___________________________________
                                            Name: Scott A. Blum
                                            Title: President, Chief Financial
                                            Officer and Secretary

                                                     /s/ Scott A. Blum
                                          _____________________________________
                                              Scott A. Blum, as an individual

                                          The Scott A. Blum Separate Property
                                           Trust u/d/t 8/2/95

                                                  /s/ Scott A. Blum
                                          By___________________________________
                                                Scott A. Blum, Trustee

                                 EXHIBIT INDEX


 Exhibit
 Number                                Description
 -------                               -----------
 (a)(1)  Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 11, 2001 (incorporated herein by reference to the proxy statement).

 (a)(2)  Form of letter from the Company to the Stockholders of the Company
         (incorporated by reference to the proxy statement).

 (a)(3)  Form of proxy card (incorporated by reference to the proxy statement).

 (a)(4) Press release issued by the Company on August 10, 2001 (incorporated herein by reference to the Company's filing under cover of Schedule
         14A on August 13, 2001).

 (a)(5) Press release issued by the Company on August 14, 2001 (incorporated herein by reference to the Company's filing under cover of Schedule
         14A on August 15, 2001).

 (a)(6) Press release issued by the Company on August 17, 2001 (incorporated herein by reference to the Company's filing under cover of Schedule
         14A on August 17, 2001).

 (a)(7) Press release issued by the Company on August 23, 2001 (incorporated herein by reference to the Company's filing under cover of Schedule
         14A on August 24, 2001).

 (c)(1) Consent of U.S. Bancorp Piper Jaffray Inc. dated August 31, 2001 to the use of its opinion dated August 10, 2001 and the filing of the materials presented by it to the special committee of the Company's board of directors and to the Company's board of directors on June 1, 2001, June 4, 2001 and August 10, 2001 with this Transaction
         Statement.*

 (c)(2)  Opinion of U.S. Bancorp Piper Jaffray, dated August 10, 2001
         (incorporated herein by reference to Appendix B of the proxy statement).

 (c)(3) First Fairness Opinion Presentation of U.S. Bancorp Piper Jaffray to the Special Committee of the Company's board of directors, presented on August 10, 2001.*

 (c)(4) Second Fairness Opinion Presentation of U.S. Bancorp Piper Jaffray to the Special Committee of the Company's board of directors, presented on August 10, 2001.*

 (c)(5) Presentation by Merrill Lynch & Co., Inc. to the Company's board of directors, dated December 4, 2000.*

 (c)(6) Presentation by Merrill Lynch & Co., Inc. to the Company's board of directors, dated March 14, 2001.*

 (c)(7) Presentation by Merrill Lynch & Co., Inc. to the Company's board of directors, dated March 26, 2001 (certain text omitted and filed separately; confidential treatment requested under 17 C.F.R.
         (S)(S) 200.80(b)(4), 200.83 and 240.24b-2).*

 (c)(8)  Presentation by U.S. Bancorp Piper Jaffray Inc. to the Special
         Committee of the Company's board of directors, dated June 1, 2001
         (certain text omitted and filed separately; confidential treatment requested under 17 C.F.R. (S)(S) 200.80(b)(4), 200.83 and 240.24b-2).*

 (c)(9)  Presentation by U.S. Bancorp Piper Jaffray Inc. to the Special
         Committee of the Company's board of directors, dated June 4, 2001
         (certain text omitted and filed separately; confidential treatment requested under 17 C.F.R. (S)(S) 200.80(b)(4), 200.83 and 240.24b-2).*

 (d)(1)  Agreement and Plan of Merger, dated August 10, 2001, among SB
         Acquisition, Inc., SB Merger Sub, Inc., Scott A. Blum and the Company
         (incorporated herein by reference to Appendix A of the proxy statement).

 (d)(2)  Voting Agreement, dated August 10, 2001, between the Company and Soft
         Bank America, Inc. and its affiliates (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 29, 2001).

 (d)(3)  Escrow Agreement dated August 10, 2001 by and among SB Acquisition,
         Inc., the Company and First American Trust.*

 (d)(4) Bridge Financing Credit Agreement, dated August 10, 2001, by and between the Company and the Scott A. Blum Separate Property Trust u/d/t 8/2/95 (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed August 29, 2001).

 (d)(5) Security Agreement, dated August 10, 2001, by and between the Company and the Scott A. Blum Separate Property Trust u/d/t 8/3/95
         (incorporated herein by reference to Exhibit 10.3 of the Company's
         Current Report on Form 8-K, filed August 29, 2001).

 Exhibit
 Number                              Description
 -------                             -----------
 (d)(6)  Reimbursement Agreement dated as of August 30, 2001 between the
         Company and Scott A. Blum.*

 (d)(7) Security Agreement dated as of August 30, 2001, by and between the Company and Scott A. Blum.*

 (f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

 (f)(2) Chapter 13 of the California General Corporation Law (incorporated herein by reference to Appendix D of the proxy statement).

 (g)     None

--------

*  previously filed